UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014
Commission File Number: 001-35152

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WI-LAN INC.

(Translation of registrant’s name into English)

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303 Terry Fox Drive
Suite 300
Ottawa, Ontario K2K 3J1
Canada
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1 99.2 99.3 99.4	Press Release dated September 11, 2014 Press Release dated September 15, 2014 Press Release dated September 16, 2014 Press Release dated September 16, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WI-LAN INC.

Date: September 16, 2014	By:	/s/ Prashant R. Watchmaker
Name: Prashant R. Watchmaker Title: Vice-President, Corporate Legal & Corporate Secretary